767 Fifth Avenue
VIA EDGAR	New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Michael J. Aiello
October 2, 2017	+1 (212) 310-8552
michael.aiello@weil.com

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Cannae Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-4
Filed September 20, 2017
File No. 333-217886

Dear Ms. Parker,

On behalf of Cannae Holdings, Inc. (“Cannae” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 26, 2017 (the “Comment Letter”) with regard to Amendment No. 5 to the Registration Statement on Form S-4 (File No. 333-217886) filed by the Company on September 20, 2017 (as so amended, the “Registration Statement”).  The responses are based on information provided to us by the Company.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Registration Statement.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.  In addition, the Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 6”), which includes revisions to the Registration Statement in response to the Staff’s comments below.  The Company is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of Amendment No. 6 marked to indicate changes to the Registration Statement.  Terms used and not defined herein, but defined in Amendment No. 6, have the meanings given to such terms in Amendment No. 6.  All references to page numbers and captions correspond to the page numbers and corresponding captions in Amendment No. 6.

Selected Unaudited Pro-Forma Financial Data, page 56

1.                                      We note your response to our previous comment number 1.  Please revise your disclosure to include the information provided in your response in your filing.  Your disclosure should include all significant considerations made in your determination that you are the accounting acquirer.

In response to the Staff’s comment, the disclosure has been revised on pages 57 and 58 of Amendment No. 6.

2.                                      We note your response to our previous comment number 3.  Please revise your disclosure to include the information provided in your response in your filing.  Specifically, please disclose how you determined the $11 per share amount and how you determined or calculated the value of the 99 Restaurants business.

In response to the Staff’s comment, the disclosure has been revised on page 58 of Amendment No. 6.

Summarized Pro Forma Balance Sheet, page 57

3.                                      We note your response to our previous comment number 4.  The non-controlling interest portion would not have control, accordingly, please tell us why you believe it is appropriate to calculate the first component of non-controlling interest using the $11 price per share which you state above in response to comment 3 includes a control premium.

The Company respectfully acknowledges the Staff’s comment and clarifies that given the preliminary nature of the 99 Merger, the $11 price per share determined to be its initial estimate of the fair value of the J. Alexander’s shares represents a premium to the closing price of J. Alexander’s Class A Common Stock of $10.10 on the date the definitive agreement was executed. At this time, the Company believes that $11 per share is its best estimate of the fair value of the J. Alexander’s shares and is thus appropriate to use as its estimate of the fair value of the noncontrolling interest assumed in accordance with ASC 805-20-30-7 and 30-8. The Company believes this is further supported by the movement in the trading price per share of J. Alexander’s class A common stock (NYSE: JAX) closer to its $11 per share estimate subsequent to the announcement of the 99 Merger. While the Company understands that the fair value of a non-controlling interest may differ from the agreed purchase price resulting from the share exchange for obtaining its controlling interest due to a premium or discount, the Company believes it is too early at this time to determine that amount, if any.

In response to the Staff’s comment, the disclosure has been revised to clarify the nature of the premium on page 58 of Amendment No. 6.

4.                                      Your revised disclosure states that “The Company expects to control 52.5% of the outstanding shares directly and indirectly through FNFV LLC and FNH, respectively…” Please tell us FNFV’s LLC and FNH’s ownership percentages of J. Alexander’s before and after the merger transaction.  Also, please explain to us why you believe the second component of your NCI calculation is necessary.  In this regard, it would appear that from a consolidated level, your NCI would represent the 47.5% of J. Alexander’s that you do not control plus the additional adjustment to NCI in 99 Restaurants.  It is not clear why there is an adjustment for additional non-controlling interest related to FNH’s ownership of J. Alexander’s, due to the fact that FNH is consolidated by FNFV.  Please advise.

The Company respectfully acknowledges the Staff’s comment and notes FNFV LLC and FNH’s ownership percentages of J. Alexander’s through the Class B shares acquired are expected to be as follows:

	Expected Class B Shares Held (in millions)	Total Shares Outstanding, Post-99 Merger (in millions)	Expected Ownership of J. Alexander’s Voting
	A	B	=A/B
FNFV LLC	3.63	30.97	11.7%
FNH (55% owned by FNFV LLC)	12.64	30.97	40.8%
Consolidated Splitco	16.27	30.97	52.5%

Neither FNFV LLC nor FNH own any outstanding equity of J. Alexander’s before the transaction.

Based on ASC 810-10-15-8, the usual condition for a controlling financial interest is determined based on the ownership of a majority of the voting interest by one reporting entity directly or indirectly. As the Company expects to control the voting interest in J. Alexander’s, directly through Class B shares held by FNFV LLC and indirectly through class B shares held by its majority-owned and controlled subsidiary FNH, the Company expects to consolidate the results of J. Alexander’s upon consummation of the transaction in accordance with ASC 810-10. The Company does not expect J. Alexander’s to qualify as a variable interest entity as defined by ASC 810-10-15-14 as: (1) J. Alexander’s has the ability to carry on its activities without subordinated financial support (J. Alexander’s and 99 Restaurants combined total equity was approximately 64% of total assets as of fiscal year end 2016), (2) the Class A and Class B Common Stock holders will together have the power to direct the significant activities of the legal entity and ratably receive returns and absorb losses, which the Company is expected to control through Class B Common Stock and Units, and (3) the voting rights of Class A Common Stock and Class B Common Stock and Unit holders, when taken together, are proportionate to such investor rights to receive returns and obligations to absorb losses, if any.

However, the Company expects to record NCI and to allocate income or loss to the noncontrolling interest based on the Company’s consolidated economic interest in J. Alexander’s. The Company expects the Company’s economic ownership to differ from the percentage of voting interest it controls because a portion of its ownership of J. Alexander’s class B common stock will be held through its non-wholly owned subsidiary, FNH.

The Company expects its economic ownership of J. Alexander’s upon consummation of the transaction, after taking into effect the Company’s level of ownership in the subsidiaries holding the J. Alexander’s shares, to be as follows:

	Expected Ownership of J. Alexander’s
	Economic Direct Ownership	Splitco Ownership of Related Subsidiary	Consolidated Economic Ownership
FNFV LLC	11.7%	100%	11.7%
FNH (55% owned by FNFV LLC)	40.8%	55%	22.4%
Consolidated Splitco			34.1%

The Company respectfully acknowledges the Staff’s comment on the second component of NCI and advises the Staff that while FNH is consolidated by FNFV LLC, FNFV LLC only owns 55% of the outstanding equity of FNH.  As there are minority interests representing 45% ownership in FNH, the Company expects to record NCI representing FNH’s minority interest holders’ claim to FNH’s 40.8% ownership in J. Alexander’s.

5.                                      Please tell us how the $10.4 million of additional non-controlling interest related to the reduction in your consolidated ownership of the economic interest in 99 Restaurants was calculated.

The Company respectfully acknowledges the Staff’s comment and clarifies that approximately $10.8 million of additional non-controlling interest in 99 Restaurants will be recorded due to its reduced consolidated economic ownership resulting from the transaction. As 99 Restaurants will be consolidated both before and after the 99 Merger, the Company expects to record the change in ownership at the book value in accordance with ASC 805-30-30-8. The estimated change in noncontrolling interest in 99 Restaurants at book value resulting from its expected decrease in ownership is calculated as follows:

Consolidated economic ownership of 99 Restaurants NCI, before transaction	55.0%	A
Consolidated economic ownership of 99 Restaurants, after transaction	34.1%	B
Decrease in ownership of 99 Restaurants	20.9%	C = A - B
Book value of 99 Restaurants equity (in millions)	$51.8	D
Expected increase in NCI due to reduced ownership (in millions)	$10.8	E = C x D

In response to the Staff’s comment, the disclosure has been revised on page 60 of Amendment No. 6.

6.                                      We note your response states that “Accordingly, the Company expects to record the total of all components above which the Company expects to result in the recording of approximately $116.8 million of non-controlling interest.”  It appears to us that $116.8 of non-controlling interest actually represents over 50% of the fair value of J. Alexander’s disclosed in your response as $161.6 million.  This does not appear to be a non- controlling piece as it is greater than 50%.  Please advise.

The Company respectfully acknowledges the Staff’s comment and clarifies that as described in its response to comment number 4 above, while the Company expects to control over 50% of the outstanding voting shares of J. Alexander’s, it expects to own only approximately 34.1% of the economic interest in J. Alexander’s. Accordingly, its expected calculation of NCI in J. Alexander’s (excluding the effects of the change in consolidated ownership in 99 Restaurants) approximates the 65.9% of economic interest held by noncontrolling interest holders.

[Remainder of this page intentionally left blank.]

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or my colleague Sachin Kohli at (212) 310-8294.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:                                Aamira Chaudhry

Staff Accountant

SEC

Claire Erlanger

Staff Accountant

SEC

Donald E. Field

Staff Attorney

SEC

Michael Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

Sachin Kohli

Weil, Gotshal & Manges LLP